Exhibit 99.1

NEWS RELEASE

OLYMPUS PREPARES TO COMMISSION ITS SECOND GOLD PLANT AT PHUOC SON

Toronto, February 24, 2011 – Olympus Pacific Minerals Inc. (TSX & ASX: OYM, OTCBB: OLYMF, and Frankfurt: OP6) (the "Company" or "Olympus")

Olympus’ CEO David Seton is pleased to announce that the Company has now entered the final phases before the full commissioning of the Phuoc Son Gold Plant. Underground mining recommenced three days ago in preparation for start up with ore being stockpiled nearby for introduction to the new circuit once the plant has passed full inspection.  All proprietary equipment has been installed with dry commissioning starting the week of February 28th, 2011. During these phases, components of the processing circuit will be individually tested starting with the crushing circuit and ball mills. Upon successful completion of these circuit tests, the plant will run on water with ore being introduced a week later assuming there is minimal leakage.  It is planned for gold to be produced through the gravity circuit within three days of the ore being introduced to the plant prior to the end of March.

David Seton, CEO says, we are pleased to be in the final stages of delivering Vietnam’s most environmentally sound gold plant, utilizing the latest technology available. This is a key development in the Company’s ongoing plan to expand its production in both Vietnam and Malaysia.

See new Phuoc Son Gold Plant photos http://olympuspacific.com/phuoc_son_plant_updates_2011-02-24

Corporate Social Responsibility

Olympus is a gold exploration and production company employing some 1,200 employees of which 90% are Vietnamese. The Company offers excellent wages and benefits in the safest possible work environment. The Company believes in Corporate Social Responsibility and cares about the employees and the people who live and work around its mining operations. The Company has contributed to the community in many ways; road improvements, Clean water project (supplies clean water to households) Women Wellness Programs, Agricultural Sustainability Programs, Academic Scholarships, Assistance for Minority Groups, Houses for the Poor and donations to various sport programs.

Olympus is an equal opportunity employer operating two gold mines in central Vietnam near the port city of Da Nang. The Company is a major employer, pays taxes and royalties and has invested some 40 million USD into the local economy during 2010.

OLYMPUS PACIFIC MINERALS INC.

David A. Seton
Chairman and Chief Executive Officer

For further information contact:

James W. Hamilton,
Vice-President, Investor Relations
T: (416) 572-2525 or TF: 1-888-902-5522 F: (416) 572-4202

OLYMPUS FOFI DISCLAIMER

Certain of the statements made and information contained herein is “forward-looking information” within the meaning of the Ontario Securities Act, including statements concerning our plans at our Vietnamese mineral projects, which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Forward-looking information is subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, failure to establish estimated resources or to convert resources to mineable reserves; the grade and recovery of ore which is mined varying from estimates; capital and operating costs varying significantly from estimates; delays in obtaining or failure to obtain required governmental, environmental or other project approvals; changes in national and local government legislation or regulations regarding environmental factors, royalties, taxation or foreign investment; political or economic instability; terrorism; inflation; changes in currency exchange rates; fluctuations in commodity prices; delays in the development of projects; shortage of personnel with the requisite knowledge and skills to design and execute exploration and development programs; difficulties in arranging contracts for drilling and other exploration and development services; dependency on equity market financings to fund programs and maintain and develop mineral properties; risks associated with title to resource properties due to the difficulties of determining the validity of certain claims and other risks and uncertainties, including those described in each management discussion and analysis. In addition, forward-looking information is based on various assumptions including, without limitation, the expectations and beliefs of management; the assumed long-term price of gold; the availability of permits and surface rights; access to financing, equipment and labour and that the political environment within Vietnam will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking information. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking information, whether as a result of new information, future events or otherwise.